SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 12, 2004

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated by reference herein are the Registrant's News Releases dated November 10, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   November 12, 2004

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol TSX:  TNX

Sharon, CT  06069

Vancouver Office:

Tel: (860) 364-1830

Suite 1400 – 355 Burrard Street

Fax: (860)  364-0673

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

News Release -  November 10, 2004

Tan Range Announces Shinyanga Project Area Results

In September 2004 four trenches were excavated on a large regional BLEG soil anomaly on PL 2217/03 (Manghongo). The anomaly is some 4km long by 1km wide and is open to the west where it disappears under mbuga cover.

Trench number SH130TR02 intersected an alternating sequence of metabasalt and metadiorite with a strong foliation and quartz veining along the contact zones. The quartz veins are typically thin being less than 20cm, but contain high grade gold intersections with selected grab samples carrying up to 65g/t Au. The veins are folded and have a general dip and strike of 075ºN55.

Tan Range President, John Deane, has resampled the trench taking true width channel samples along the best zone in the south-facing sidewall. The following intersections were obtained:

Channel Samples:

J5654

0.03 g/t Au over 0.5m footwall diorite

J5655

0.49 g/t Au over 0.5m footwall basalt

J5656

10.30 g/t Au over 15cm quartz vein

J5657

0.39 g/t Au over 30cm foliated basalt

J5658

10.30 g/t Au over 8cm quartz vein

J5659

1.02 g/t Au over 0.5m hanging wall basalt

Average value for the 1.53m true section (excluding the footwall diorite) is 2.12g/t Au.

Biogeochemical sampling has been conducted over the mbuga to the west and results are expected this month.

The model at present is a high grade, shear-hosted gold zone that has utilized the diorite/basalt contact zone. The presence of folding, the gold not being confined to the quartz veining, and the large size of the soil anomaly, is extremely encouraging. This PL will warrant a detailed RAB drill program early next year.

Mr. James E. Sinclair, Chairman and CEO of Tan Range said “I am extremely pleased that early results of our expanded exploration program continues to produce promising and solid results on another of our prospecting licenses”.

Qualified Person

The Company's Qualified Person is Mr. Peter Chadwick, M.Sc. University of Cape Town (1993),  a registered scientist with SACNASP (Reg. No. 400082/93) and a Fellow of the Society of Economic Geologists.  A geologist with 20 years post graduate experience, which includes 5 years in technical support at  the University of Cape Town, 3 years in base metal exploration in northern Namibia, 9 years in mining and exploration in the Archaean terranes of Zimbabwe, and 3 years as an Independent Consultant in East and Southern Africa.  Mr. Chadwick has reviewed this press release, and all analytical results.

Analysis

Fire assay with flame AAS finish conducted by Humac Laboratories in Mwanza, Tanzania.  Humac is a member of the Alex Stewart Group of Companies.

On Behalf of the Board of Directors

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Exhibit 2

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol TSX:  TNX

Sharon, CT  06069

Vancouver Office:

Tel: (860) 364-1830

Suite 1400 – 355 Burrard Street

Fax: (860)  364-0673

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

News Release -  November 10, 2004

Tan Range Expands Land Position in Tanzania

The Company is pleased to report that its land position in the Lake Victoria Greenstone Belt of Tanzania has grown substantially in recent months with the acquisition of several new prospecting licenses.

At the present time, the Company holds 120 prospecting licenses covering an area of approximately 8,100 square kilometres, making it the second largest landholder after Barrick Gold in the Republic of Tanzania. More license applications have been submitted to the government and approvals are pending.

The prospecting licenses, which the Company’s initial evaluations showed to be prospective for gold, base metals and diamonds, were acquired in support of a Company initiative to broaden its asset base in Tanzania because of increasing global demand for key industrial commodities such as copper and nickel.

“We have the technical capability in-house to evaluate these properties in a timely fashion,” said Tan Range Chairman and CEO, James E. Sinclair, who noted the Company has already expended considerable resources establishing a biogeochem prep lab in Mwanza, Tanzania.

“Our biogeochem capability will also provide us with  a low cost means of evaluating large tracts of land in order to identify target areas that are the most prospective,” he emphasized. “At that point we will determine the suitability of bringing in a joint venture partner or developing the ground for our own account.”

“In addition, a fully equipped RC/RAB (Reverse Circulation/Rotary Air Blast) drilling rig has been purchased for the Company’s exclusive use and will be operational in the next few months,” he said. “This will give us a significant advantage over our competitors given the limited availability of drilling rigs in Tanzania because of the high level of exploration activity.”

A map of our expanded holdings is included with this news release and a full colour version is available on our website at www.tanrange.com.

On Behalf of the Board of Directors

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Rwanda
Burundi
N
Lake Victoria
Tanzania
Mwanza
TAN RANGE LAND POSITION
IN THE LAKE VICTORIA GREENSTONE BELT
New License Acquisitions 2004
J.V./Royalty Agreement Licenses
Prospecting Licenses
0
50
kilometres